AMERICA INC.
2212 Queen Anne Avenue, North, Seattle, WA  98109
(866) 725-0541

August 3, 2012

Via EDGAR

John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Dear Sirs:

Re:       Vampt America, Inc. (Formerly Coronado Corp.) (the “Company”)
Form 8-K
Filed May 11, 2012
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 7, 2012
File No. 000-53998

We hereby seek an extension to respond to comments from the Securities and Exchange Commission in their letter dated July 24, 2012.  We confirm that our responses to such comments will be filed on EDGAR no later than August 17, 2012.

Thank you for your assistance.

Yours truly,

VAMPT AMERICA, INC.

Per:  /s/ Darren Battersby

Darren Battersby
Chief Financial Officer